UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Other Events

On October 1, 2025, AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of AerCap Holdings N.V. (“AerCap”), issued $600 million aggregate principal amount of the Issuers’ 4.375% Senior Notes due 2030 (the “2030 Notes”) and $600 million aggregate principal amount of the Issuers’ 5.000% Senior Notes due 2035 (the “2035 Notes” and, together with the 2030 Notes, the “Notes”). In connection with the issuance of the Notes, AerCap is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-282733).

Exhibits

1.1
Underwriting Agreement, dated September 22, 2025, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., AerCap Aviation Solutions B.V., AerCap Ireland Limited, International Lease Finance Corporation, AerCap U.S. Global Aviation LLC, Morgan Stanley & Co. LLC, Santander US Capital Markets LLC, BNP Paribas Securities Corp., BMO Capital Markets Corp., ING Financial Markets LLC and NatWest Markets Securities Inc.

4.1
Twelfth Supplemental Indenture relating to the 4.375% Senior Notes due 2030 and the 5.000% Senior Notes due 2035, dated as of October 1, 2025, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

5.1	Opinion of Cravath, Swaine & Moore LLP.

5.2	Opinion of NautaDutilh N.V.

5.3	Opinion of McCann FitzGerald Solicitors.

5.4	Opinion of Morris, Nichols, Arsht & Tunnell LLP.

5.5	Opinion of Smith, Gambrell & Russell, LLP.

23.1	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1).

23.2	Consent of NautaDutilh N.V. (included in Exhibit 5.2).

23.3	Consent of McCann FitzGerald Solicitors (included in Exhibit 5.3).

23.4	Consent of Morris, Nichols, Arsht & Tunnell LLP (included in Exhibit 5.4).

23.5	Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 5.5).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date: October 1, 2025

EXHIBIT INDEX

1.1
Underwriting Agreement, dated September 22, 2025, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., AerCap Aviation Solutions B.V., AerCap Ireland Limited, International Lease Finance Corporation, AerCap U.S. Global Aviation LLC, Morgan Stanley & Co. LLC, Santander US Capital Markets LLC, BNP Paribas Securities Corp., BMO Capital Markets Corp., ING Financial Markets LLC and NatWest Markets Securities Inc.

4.1
Twelfth Supplemental Indenture relating to the 4.375% Senior Notes due 2030 and the 5.000% Senior Notes due 2035, dated as of October 1, 2025, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

5.1	Opinion of Cravath, Swaine & Moore LLP.

5.2	Opinion of NautaDutilh N.V.

5.3	Opinion of McCann FitzGerald Solicitors.

5.4	Opinion of Morris, Nichols, Arsht & Tunnell LLP.

5.5	Opinion of Smith, Gambrell & Russell, LLP.

23.1	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1).

23.2	Consent of NautaDutilh N.V. (included in Exhibit 5.2).

23.3	Consent of McCann FitzGerald Solicitors (included in Exhibit 5.3).

23.4	Consent of Morris, Nichols, Arsht & Tunnell LLP (included in Exhibit 5.4).

23.5	Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 5.5).